Exhibit 99.2

AMENDMENT TO

HEALTHEXTRAS, INC.

2004 EMPLOYEE STOCK PURCHASE PLAN

On June 1, 2004, the shareholders of HealthExtras, Inc. (the “Company”) approved the adoption of the Company’s 2004 Employee Stock Purchase Plan (the “Plan”), which authorized the issuance of up to 100,000 shares of the Company’s common stock, par value $0.01 per share (“Common Stock”), thereunder. On June 1, 2009, the Company’s shareholders approved an increase to the number of shares available for issuance under the Plan by 100,000 shares, from 100,000 to 200,000 shares of Common Stock. In connection with this authorized increase, the second sentence of first paragraph of the Plan is hereby amended in its entirety to read as follows:

Two hundred thousand (200,000) shares of Common Stock in the aggregate have been approved for this purpose.